# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blaize Holdings, Inc., CIK 0001871638
CUSIP: 092915107
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, California (CA), 95762
Date of event which requires filing of this statement: 08/02/2026
Amends the filing with accession number 0002048309-26-000003
Filed by CIK 0002048309
Persons authorized to receive notices and communications: Kim Evans, 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, California (CA), 95762, 916-347-0050

## Reporting persons
- Munagala Dinakar (CIK 0002048309): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 9,259,316; shared voting power 0; sole dispositive power 9,259,316; shared dispositive power 0; aggregate amount beneficially owned 9,259,316 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Blaize Holdings, Inc.
Address of issuer's principal executive offices: 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, California (CA), 95762
Comment: This Amendment No. 3 on Schedule 13D (the "Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on March 24, 2026 (as amended to date, the "Schedule 13D"), relating to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Blaize Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page to this Schedule 13D is incorporated herein by reference.

The securities reported herein include (i) 501,422 shares of Common Stock and (ii) 8,757,894 shares of Common Stock underlying Stock Options which are vested or are expected to vest within 60 days of the date of this filing.

The ownership percentage set forth herein is based on 144,832,039 shares of Common Stock outstanding as of August 2, 2026 as recorded in the Issuer's statement of shares outstanding from the Issuer's transfer agent as of August 2, 2026.

The information herein excludes 1,371,303 earn-out shares held by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Since the filing of Amendment No. 2, options to purchase 1,263,423 shares of Common Stock held by the Reporting Person have vested, and the Reporting person sold 50,000 shares of common stock in accordance with a 10b5-1 Plan entered into on December 12, 2025. Other than as described in Item 4 and this Item 5(c), the Reporting Person has not effected any transactions in the Common Stock since the filing of Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Munagala Dinakar: /s/ Dinakar Munagala, Dinakar Munagala (08/04/2026)